FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    August 2008

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2008	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

BRAZAURO RESOURCES CORPORATION

16360 PARK TEN PLACE, SUITE 217

HOUSTON, TX 77084

AUGUST 5, 2008	TSXV: BZO

BRAZAURO TO ACQUIRE NEW PROPERTY IN THE TAPAJÓS
MINERAL PROVINCE, BRAZIL

Houston, Texas - Brazauro Resources Corporation has entered into an option agreement to acquire 100% of the Piranhas property in the Tapajós Mineral Province, Pará state, Brazil. The agreement, signed with an individual, covers three claims that total 20,688 hectares.

The Piranhas property lies approximately 20 kilometers southwest of the Company’s Tocantinzinho project and is also located within the northwest-trending Tocantinzinho-Cuiu Cuiu gold belt, which hosts the most important gold deposits and garimpos in the province, including Tocantinzinho, Cuiu Cuiu, Palito, São Jorge, São Domingos, Água Branca and Bom Jardim. Piranhas is a well-known and traditional garimpo in the Tapajós, having been in production for the last forty years. Unofficial artisanal gold output from this property has been reported as more than 26,000 kilos (836,000 ounces).

Mark Jones, chairman and CEO, said, “We are very pleased to acquire an area that is so clearly highly prospective. We will use the expertise and experience gained at Tocantinzinho to thoroughly explore this new property. With the addition of this property, Brazauro is now one of the three largest mineral interest holders in the corridor controlling more than 120,000 hectares.”

To maintain the agreement in good standing Brazauro has the option to make installment payments over a three-year period as follows (R$1 = US$0.638):

•	R$ 18,000 on execution (paid)
•	R$ 22,000 after issue of the exploration licenses and filing of a transfer agreement with the Brazilian mineral authorities
•	Payments every six months thereafter, for the next five six-month intervals, totaling R$315,000, or approximately US$200,000
•

And, if Brazauro still chooses to exercise the option, a final payment of R$ 1,445,000, or approximately US$920,000, thirty-six months after issue of the exploration license and filing of the transfer agreement.

Mark E. Jones III Chairman, CEO Brazauro Resources Corporation

For further information, please contact:

Brazauro Mark Jones, Chairman Ph: 281-579-3400 info@brazauroresources.com www.brazauroresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this press release constitute forward-looking statements which are not historical facts and are made pursuant to the "safe harbour" provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this release, words like "anticipate", "believe", "estimate", "expect", "will", "intend" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance, achievements or position of the parties to be materially different from the estimated or anticipated future results, performance, achievements or position expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future results, performance, position or achievements. The risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies;; changes or disruptions in the securities markets; legislative, political or economic developments in the jurisdictions in which the companies carry on business; the occurrence of natural disasters, hostilities, acts of war or terrorism; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business.

Brazauro disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.